

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

November 7, 2012

<u>Via E-Mail</u>
Alan Seem, Esq.
Shearman & Sterling LLP
11th Floor, Platinum
233 Taicang Road
Shanghai 200020
People's Republic of China

> **Re:** **China Executive Education Corp.**
> **Schedule 13E-3 filed October 16, 2012**
> **File No. 5-85338**

Dear Mr. Seem:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>General</u>

1. We note that our comments dated October 12, 2012 on your Form 10-K for the fiscal year ended December 31, 2011 remain outstanding and unresolved. Please provide a complete, substantive response to these comments as soon as possible.

2. Please advise us as to what consideration was given to whether the issuer, China Executive Education Corp., is engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include the issuer as a filing person. For help in making this determination, please review Question and Answer 201.05 in the

Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

3. We note that the Rollover Stockholders have consented to the merger. Please advise us of the circumstances of the consent solicitation, including who was solicited and who conducted the solicitation and the exemption from the proxy rules that was relied upon for the consent solicitation.

Summary Term Sheet, page 1

4. Please state whether officers and directors of the issuer will receive any benefits, including cash payments or the accelerated vesting of securities in connection with the going private transaction, and if so, revise to quantify the amounts on an individual and aggregated basis.

The Filing Persons' Position on the Fairness of the Merger, page 3

5. Please revise, here and on page 13, the defined term "Public Stockholders" to refer to any CEEC stockholder other than the Rollover Stockholders or any other affiliates.

Consequences of the Merger, page 4

6. Please revise the fourth bullet point to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act, require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies. Please similarly revise the discussion of "Effects" on page 9.

Cautionary Note Regarding Forward-Looking Statements, page 7

7. Please note that the information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). In this regard, please relocate the "Cautionary Note Regarding Forward-Looking Statements" section.

Special Factors, page 7

8. Please revise to include a background section that describes each contact, meeting, or discussion that took place regarding the going private transaction and the substance of the discussions or negotiations at each meeting. Please identify

any counsel, financial advisors or any members of management who were present at each meeting. Please describe how the terms of the merger were determined, including the merger consideration of $0.324.

9. We note that the filing persons relied on projections prepared by CEEC's management. Please revise to disclose the projections and describe any assumptions.

Alternatives, page 7

10. We note that the filing persons rejected a long-form merger, tender offer or reverse stock split because it would cause additional costs and delay. Given that you are providing cash payment for the minority shares in the short-form merger, please revise to further describe the reasons for rejecting each alternative, given that an odd-lot offer or reverse stock split may involve a smaller aggregate cash payment to unaffiliated shareholders.

Reasons, page 8

11. Please revise to describe each filing person's reasons for undertaking the Rule 13e-3 transaction at this particular time, as opposed to another time in the issuer's operating history. Refer to Item 1013(c) of Regulation M-A.

Effects, page 9

12. Please revise to describe the effects of the Rule 13e-3 transaction on the issuer and its affiliates, including the filing persons. Refer to Item 1013(d) of Regulation M-A. Please also describe and quantify the benefits and detriments to each of the issuer, its affiliates, including the filing persons, and its unaffiliated shareholders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

13. Please describe and quantify each filing person's interest in the net book value and net earnings or net operating loss carryforwards in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Material U.S. Federal Income Tax Consequences, page 11

14. Please revise to describe the tax effect on the issuer and the filing persons. Refer to Item 1013(d) of Regulation M-A.

Factors Considered to Determine Fairness, page 13

15. Please revise to address whether the filing persons considered the higher market prices during the past two years; for example, we note that the market price was

as high as $9.00 per share. Refer to Instruction 2(ii) to Item 1014 of Regulation M-A.

16. Please revise to further describe how "the underlying performance and value of CEEC" supports the filing persons' fairness determination.

17. Please revise to clarify that the factors described at the bottom of page 15 and on page 16 are negative factors.

Item 3. Identity and Background of Filing Persons, page 18

18. Please revise, here and in Schedule I, to describe each position held in any of the affiliated entities. For example, the description of Mr. Liang's business experience does not disclose that he is a director of BETC and is the sole shareholder of Magic Dream.

Other Transactions with Related Parties, page 26

19. Please revise to disclose who controls SLM. In addition, please disclose whether Mr. Liang plans to return the $1,914,964, and if not, then disclose his reasons for not returning the payment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions